SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

209th Extraordinary General Meeting

December 18, 2023

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the General Meetings	4
	Participation via Ballot Paper	4
	Participation via Digital Platform	5
	Holders of ADRs	7
	Convening of the Extraordinary General Meeting	7
	Voting Rights	7
	Approval of the Matters on the Agenda	7
	Final guidelines	8
III.	Call Notice	9
IV.	Management's Proposal	11
V.	Annex	16

Manual for participation in General Meetings 2/15

I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company. This Manual seeks to encourage and enable the participation of shareholders in the General Meeting.

The matters to be presented for resolution of shareholders as well as the types of shares granting the right to vote on each item of the agenda are described in the Call Notice and in the Management’s Proposal for the EGM.

Copel’s 209th Extraordinary General Meeting was called for December 18, 2023, at 2 p.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through Ten Meetings, a digital platform.

It is also important to mention that the Meeting will be attended by, among others, the Chief Executive Officer, the Chief Financial and Investor Relations Officer and the Chief Business Management Officer, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the 209th Extraordinary General Meeting.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, made available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Commission (CVM); or (b) via Digital Platform, which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Resolution no. 81/2022, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on the Company's website (https://ri.copel.com/) and on the CVM's (http://gov.br/cvm) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3. To this end, shareholders should contact their custody agents or the bookkeeping agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by December 11, 2023 (including), pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Manual for participation in General Meetings 4/15

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022.

Participation via Digital Platform

The Extraordinary General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via Digital Platform, up to 2 days prior to the event, that is, December 16, 2023, the shareholder must necessarily register on the Ten Meetings platform, at the event's website (https://www.tenmeetings.com.br/assembleia/portal/?id=535E2A65014E), fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

•     Individual Shareholder:

(a) valid identification with photo of the shareholder or proxy;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions;

(c) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•     Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents that prove representation, including a copy of the power of attorney, of the professional qualification documents and/or of the minutes of the election of the administrator that grants the power of attorney or attends the Extraordinary General Meetings; and in the case of an investment fund, copies of (i) bylaws/regulations in force of the fund and its manager or administered, as the case may be, observing the fund's voting policy, (ii) documents of professional qualification of the fund's representative; and (iii) corporate documents that prove the powers of representation of the one participating in the Meetings or granting a proxy;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976.

Additionally, in compliance with the provisions of art. 654, §§1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

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The Company's natural person shareholders can only be represented at the Meeting by an attorney-in-fact who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of Law 6404/1976. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM RJ2014/3578; j. 4.11.2014).

The Company will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration.

If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail acionistas@copel.com or by telephone 0800 41 2772 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her.

In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner that allows the confirmation of the registration within the period referred to above.

Under the terms of article 6, §3 of CVM Resolution no. 81/2022, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the above link and/or fail to attach the necessary participation documents within the term provided herein.

Availability of information and guidelines for access to the Digital Platform:

After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines for access to the Digital Platform.

The Company also emphasizes that the information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under the terms of this Manual.

Thus, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting, (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

Manual for participation in General Meetings 6/15

To access the Digital Platform, the following are required: (i) computer or smartphones with camera and audio that can be enabled and (ii) internet access connection of at least 100 mb. Access by videoconference should preferably be made through the Google Chrome or Edge browsers, noting that Mozilla Firefox or Safari browsers are not compatible with the Digital Platform. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection. We emphasize the need to use the Chrome or Edge browsers (Mozilla Firefox, Safari and others cannot be used).

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 28, and that the duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant Resolution no. 81/2022.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Convening of the Extraordinary General Meeting

Under the terms of article 125 of the Corporation Law, for the Extraordinary General Meeting to be convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least one-fourth (1/4) of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight (8) days in advance, after which the Extraordinary General Meeting will be held if any number of shareholders is present.

Voting Rights

Only holders of common shares will be entitled to vote on the items on the agenda of the Extraordinary General Meeting. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approval of the Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

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Since the matters to be considered at the Meeting are not subject to approval by a qualified quorum, approval of the matters on the Meeting's agenda will depend on the vote of an absolute majority of the shares present at the Meeting, disregarding abstentions

Final Guidelines

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Division of Shareholders and Regulatory Obligations of the Capital Market the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held exclusively in digital mode, pursuant to CVM Resolution no. 81/2022, on December 18, 2023, at 2 p.m., via Ten Meetings digital platform (https://www.tenmeetings.com.br/assembleia/portal/?id=535E2A65014E), to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1. Undoing of the program sponsored by the Company of depositary receipts (Units) composed of 1 (one) common share and 4 (four) class "B" preferred shares ("Units Program");

2. Authorization for the directors to carry out all the acts that may be necessary for the undoing of the Units Program, allowing them to carry out or cause to be carried out any acts and/or negotiate, approve and sign any contracts, communications, documents or instruments that they deem necessary or appropriate; and

3. Resolution on the adequacy of the compensation of Directors, Members of the Supervisory Board and Members of Statutory Committees for 2023.

Documents referring to the matters to be discussed at the General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or

(b) via digital platform, which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Resolution no. 81/2022, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meetings via Digital Platform, up to 2 days before the Assembly is held, that is, until December 16, 2023, the shareholder must access the Ten Meetings platform (https://www.tenmeetings.com.br/assembleia/portal/?id=535E2A65014E), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meetings:

- Individual Shareholder:

(a) valid identification with photo of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

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- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Resolution no. 81/2022, can be found in the Management’s Proposal and Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Curitiba, November 16, 2023

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporate Law, in the newspaper Valor Econômico as from November 17, 2023, being also available on the Company’s website (ir.copel.com).

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IV.	Management’s Proposal

In order to facilitate the understanding and the attendance of the Shareholders to the Extraordinary Shareholders' Meeting called herein, below are explanations from the Company's Management about each item to be subject to resolution at the Meeting, for the exercise of informed voting.

1. Undoing of the program sponsored by the Company of depositary receipts (Units) composed of 1 (one) common share and 4 (four) class "B" preferred shares ("Units Program")

Clarifications

Article 106 of Copel's bylaws authorizes the Company to sponsor the issue of depositary receipts representing 1 (one) common share and 4 (four) class B preferred shares ("Units").

The Board of Directors, at its 212th Ordinary Meeting, held on March 17, 2021, approved the 1st Share Conversion and Share Deposit Certificate Formation Program ("Units Program"), which was approved on April 23, 2021 and operations began on April 26, 2021 in the Brazilian, American and European markets..

The Units Program, as approved by the Board of Directors at its 212th Ordinary Meeting, held on March 17, 2021, was conceived with the aim of concentrating investments dispersed between ordinary and preferred shares into a single security, standardizing shareholders' rights and generating increased liquidity for the shares issued by the Company. To this end, at the time, the Units Program was subject to verification that the Units formed amounted to at least 60% (sixty percent) of the outstanding shares. The definition of the condition of 60% of outstanding shares, approved by the Board of Directors, had the main goal of stimulating the market for Units and ensuring liquidity for investors.

With the recent transformation of the company into a dispersed capital company with no defined controlling shareholder, there has been a substantial increase in the liquidity of the common shares. The chart below shows the liquidity of shares issued by Copel, based on the average daily trading volume calculated over 20 (twenty) trading days (ADTV). It can be seen that the liquidity of the class "B" preferred shares (CPLE6) has been 8 (eight) times greater than the Units (CPLE11) since the implementation of the Units Program. The liquidity of the Units (CPLE11) since December/2022 has remained below that of the ordinary shares (CPLE3) and has fluctuated at a very low level of liquidity over the months. In addition, after the offering of ordinary shares, the representativeness of the Units decreased significantly:

Manual for participation in General Meetings 11/15

Thus, the Units Program no longer fulfills the purposes for which it was established. Accordingly, pursuant to Material Fact 18/23, disclosed on November 14, 2023, the Board of Directors, at its 240th Extraordinary Meeting, approved the calling of the Company's Extraordinary General Meeting to resolve on the undoing of the Units Program.

It is not proposed at this time to amend the bylaws to exclude the provision that the Company may sponsor programs to issue Units. It is only proposed to extinguish the currently existing program, in order to increase the liquidity of the Company's class "B" common and preferred shares.

Undoing procedures.

Once the undoing of the Units Program is approved, the Units will cease to be traded and will be broken down into 5 (five) shares issued by the Company, corresponding to 1 (one) common share (CPLE3) and 4 (four) class "B" preferred shares (CPLE6), which will be duly credited to the shareholders' account.

In the American market (NYSE), the depositary bank The Bank of New York Mellon will adopt procedures in relation to depositary receipts according to the strategy defined by the Company's management and in compliance with the applicable rules. In the European market (LATIBEX), a financial institution will be hired to carry out the operation between B3 and LATIBEX.

The operation will follow the following schedule:

•	December 18, 2023 (Monday): EGM
•	December 22, 2023 (Friday): Last day to trade Units
•	December 26, 2023 (Tuesday): Undoing of Units and trading only of shares issued by the Company, including those underlying the Units
•	December 28, 2023 (Thursday): Crediting of ordinary shares (CPLE3) and class "B" preferred shares (CPLE11) to the wallets of shareholders holding Units
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Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 240th Extraordinary Meeting on November 14, 2023

2. Authorization for the directors to carry out all the acts that may be necessary for the undoing of the Units Program, allowing them to carry out or cause to be carried out any acts and/or negotiate, approve and sign any contracts, communications, documents or instruments that they deem necessary or appropriate

Clarifications

Once the undoing of the Units Program has been approved, the management will have to take various operational measures and perform acts in Brazil and abroad, including amending the American Depositary Receipts ("ADRs") deposit agreement for the class "B" preferred shares and issuing a new American Depositary Receipts ("ADRs") deposit agreement for the ordinary shares.

It is therefore proposed that the Meeting authorize the directors to carry out all material and legal acts to close the Units program as approved in item 1 of the agenda.

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 240th Extraordinary Meeting on November 14, 2023.

3. Resolution on the adequacy of the compensation of Directors, Members of the Supervisory Board and Members of Statutory Committees for 2023

Clarifications

The 68th Annual General Meeting, held on April 28, 2023, approved, in accordance with article 152 of Federal Law No. 6,404/76, the annual compensation for 2023, with charges, of Copel's Officers, Board Members, Supervisory Board Members and members of Statutory Committees, which considered the same practices and values as the compensation for the previous year, with the application of the inflationary index for the year.

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With the transformation of Copel into a corporation, it is necessary to improve the guidelines for the compensation of members of the company's statutory bodies, which is a fundamental measure for retaining executives and board members with the qualifications needed to preserve and increase the company's long-term economic value.

The company's transition to a corporation has accentuated the need to adopt strategic practices with a focus on the company's competitiveness and sustainability, which consequently requires qualified professionals to coordinate the business.

In view of this scenario, the purpose of this proposal is to submit for shareholder approval: i) the necessary partial adjustment of Copel's managers compensation, including the recomposition of the total remuneration (total compensation) of the members of the Executive Board, with the reinstatement of the provision for the payment of short-term incentives linked to performance goals and the partial application of inflationary indices for the period from 2018 to the present date and ii) the necessary partial revision of the compensation of the members of the Boards and Statutory Committees, in accordance with market practices.

The fixed remuneration of statutory bodies (Executive Officers and members of statutory bodies) from 2018 to 2022 remained at the same levels, without the application of inflation adjustment indices. In addition, in 2022 the amount relating to the Executive Board's short-term incentive was excluded from the overall compensation base.

As for the proposal to review the compensation of the members of the Boards and Statutory Committees, a market survey was carried out in 2021, with the support of a specialized external consultancy, which covered the compensation and practices of Boards of Directors and Supervisory Boards, as well as Statutory Advisory Committees, with the aim of verifying the practices of the electricity sector and of publicly and privately-held national companies of a similar size to the Company. As a result of the work, it was identified a need to adequately review the remuneration of the members of the Company's various statutory bodies, as well as the respective chairmen of the Boards and Committees.

It should be noted that the Company's compensation practices are guided by a Remuneration Policy for Statutory Bodies and Corporate Governance (NPC 0321), approved on January 08, 2021, which deals with the principles of focus on results, diligence, transparency, fairness, competitiveness, corporate responsibility and ESG commitments. The internal normative document was approved by the Company's Board of Directors and provides guidelines for the proper maintenance of professional recognition practices in accordance with up-to-date market parameters.

With the proposed changes, the amount to be supplemented to the Directors' overall limit for 2023 is R$5,691,451.84 (five million, six hundred and ninety-one, four hundred and fifty-one reais and eighty-four cents), including the restitution of the estimated payment of the short-term incentive linked to performance goals and the partial application of the inflationary adjustment from 2018 to the present date for the Executive Board, as well as the adjustment to market practices for the members of the Boards and Statutory Committees. The overall amount for 2023 is now R$17,078,258.27 (seventeen million, seventy-eight thousand, two hundred and fifty-eight reais and twenty-seven cents), this amount being applied to the compensation of the Executive Officers, members of the Boards and Statutory Committees, to be individualized by the Board of Directors.

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Management’s Proposal

Under the terms of article 17, VI, of the Bylaws, it is proposed to approve the supplementation of the amount of the limit of the annual global remuneration of the members of the Board of Directors, Supervisory Board and members of the Company's Statutory Committees for the 2023 financial year, in the amount of R$5,691,451.84 (five million, six hundred and ninety-one, four hundred and fifty-one reais and eighty-four cents), including the reinstatement of the short-term incentive payment linked to performance goals and the partial application of the inflationary adjustment from 2018 to the present date for the Executive Board and adjustment to market practices for the members of the Boards and Statutory Committees. The overall amount for 2023 is now R$17,078,258.27 (seventeen million, seventy-eight thousand, two hundred and fifty-eight reais and twenty-seven cents), and this amount will be applied to the compensation of the Executive Officers, members of the Boards and Statutory Committees, to be individualized by the Board of Directors.

Approvals

This matter was considered by the Board of Directors at its 240th Extraordinary Meeting on November 14, 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 16, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.